                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            MAI SYSTEMS CORPORATION
                            -----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  552620 20 5
                                  -----------
                                 (CUSIP Number)

                              GARY J. COHEN, ESQ.
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                       LOS ANGELES, CALIFORNIA 90013-1010
                                 (213) 896-6013
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 APRIL 19, 1996
                                 --------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 34 Pages)

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                 13D                PAGE 2 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      CPI SECURITIES L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [_]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            74,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             74,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                 13D               PAGE 3 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      CANPARTNERS INCORPORATED

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      AF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            493,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             493,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D                PAGE 4 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      VALUE REALIZATION FUND, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            204,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             204,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D                PAGE 5 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      VALUE REALIZATION FUND (CAYMAN), LTD., L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            150,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             150,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D                PAGE 6 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GRS Partners II

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            65,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             65,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D                PAGE 7 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Mitchell R. Julis

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]

                                                                (b) [_]
- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          AF;PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            513,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             513,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D                PAGE 8 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Joshua S. Friedman

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      AF;PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            513,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             513,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D                PAGE 9 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      R. Christian B. Evensen

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      AF;PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            503,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             503,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D              PAGE 10 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      K. Robert Turner

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            2,500

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             2,500

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                 13D               PAGE 11 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      PATRICK DOOLEY

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            3,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             3,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                13D                PAGE 12 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Scott Imbach

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            3,500

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             3,500

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D              PAGE 13 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Monica Young

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D              PAGE 14 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Douglas Claman

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                          1,000
    REPORTING

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 552620 29 5                  13D              PAGE 15 OF 34 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      MICHAEL MCCARTHY

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
 3    SEC USE ONLY

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2ad) OR 2(e)                          [ ]
- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,000

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      555,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]

- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

     ITEM 1.  SECURITY AND ISSUER

          This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"), which has its principal executive offices at 9600 Jeronimo Road, Irvine, California, (714) 580-0700.

     ITEM 2.  IDENTITY AND BACKGROUND

          (a)  This Schedule is being filed by the following persons:

               (I) CPI Securities L.P., a California limited partnership ("CPI"), the general partner of which is Canpartners Incorporated ("Canpartners");

               (ii) Canpartners, a California corporation, the capital stock of which is owned one-third each by Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman;

              (iii) Value Realization Fund, L.P., a Delaware limited
                    partnership ("VRF"), the general partner of which is Canpartners Investments III, L.P., a California limited partnership, the general partner of which is Canyon Capital Management, L.P., a California limited partnership ("CCM"), the general partner of which is Canpartners;

               (iv) Value Realization Fund (Cayman), Ltd., a Cayman Islands
                    corporation ("VRFC");

                (v) GRS Partners II, an Illinois general partnership ("GRS"), the general partners of which are SDI Securities 2, Inc., a Nevada corporation ("SDI"), and Investment 2 L.L.C., an Illinois limited liability company ("I2LLC");

               (vi) Messrs. Julis, Evensen and Friedman; and

              (vii) K. Robert Turner, Patrick Dooley, Scott Imbach, Monica
                    Young, Douglas Claman and Michael McCarthy, each as individuals.

               Each of the persons listed in (i) to (vii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 555,000 shares of Common Stock (the "Shares") or approximately 8.2% of the outstanding shares of Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

               The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

          (b),(c) Canpartners, through its subsidiaries and affiliates, including CPI and VRF, is primarily involved in trading securities for its own account and the account of others and in investment advisory and investment banking services. Mr. Evensen, a director and President of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a director and Vice President and Secretary of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a director and Vice President and Treasurer of Canpartners, holds 26.33% of the limited partnership interests in CPI and holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Turner is a shareholder of Canpartners Realty Corporation, a California corporation, and other affiliates of Canpartners. Messrs. Dooley, Imbach, Claman and McCarthy and Ms. Young are all employees of Canpartners or its affiliates in various capacities in the investment advisor and investment banking industries. The business address of each of these Reporting Persons is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

                              Page 16 of 34 Pages

               VRFC and GRS are each managed accounts of CCM, a registered
     investment advisor.   The Managing Directors of VRFC are R. Christian B.
     Evensen, Peter A. De Ruijter and Roger Hanson. The business address of VRFC and Messrs. De Ruijter and Hanson is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Center, Phase 3, Dr. Roy's Drive, Grand Cayman, B.W.I. The business address of Mr. Evensen is as set forth above. The general partners of GRS are SDI and I2LLC. The officers and directors of SDI and the members of I2LLC are set forth on Exhibit A attached hereto. GRS is administered by Grosvenor Capital Management, L.P., which has power of attorney to sign on behalf of GRS pursuant to the Joint Venture Agreement entered into by the general partners. A copy of the Joint Venture Agreement is attached hereto as Exhibit B, as amended by the Assignment, Assumption and Amendment Agreement for GRS Partners II, a copy of which is attached hereto as Exhibit C. The business address of GRS is c/o Grosvenor Capital Management, L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

          (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Each Reporting Person who is a natural person is a citizen of the United States.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of Common Stock were purchase at a price of $5.75 per share. The aggregate purchase price for the Common Stock for each Reporting Person is set forth below:

                                                           NUMBER     AGGREGATE
                                                          OF SHARES    PURCHASE
                   REPORTING PERSON                       ACQUIRED      PRICE

               CPI Securities L.P......................      74,000   $  425,500
               Value Realization Fund, L.P.............     204,000    1,173,000
               Value Realization Fund (Cayman), Ltd....     150,000      862,500
               GRS Partners II.........................      65,000      373,750
               Mitchell R. Julis.......................      20,000      115,000
               Joshua S. Friedman......................      20,000      115,000
               R. Christian B. Evensen.................      10,000       57,500
               K. Robert Turner........................       2,500       14,375
               Patrick Dooley..........................       3,000       17,250
               Scott Imbach............................       3,500       20,125
               Monica Young............................       1,000        5,750
               Douglas Claman..........................       1,000        5,750
               Michael McCarthy........................       1,000        5,750


               Each of the entities used its own working capital funds to purchase their shares of Common Stock. Each of the individuals used their own personal funds to purchase their shares of Common Stock.

     ITEM 4.  PURPOSE OF TRANSACTION

          All of the shares of Common Stock were purchased for investment purposes only. The Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of
     Item 4 of Schedule 13D.

                              Page 17 of 34 Pages

     ITEM 5.  INTEREST IN SECURITIES OF ISSUER

          (a) As of the date hereof, each of the Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, was the beneficial owner of an aggregate of 555,000 shares of Common Stock of MAI, which constituted approximately 8.2% of the 6,728,401 shares of Common Stock outstanding as of March 22, 1996 (as reported in MAI's Annual Report on Form 10-K for the year ended December 31, 1995).

          (b) With respect to the 74,000 shares of Common Stock acquired by CPI, CPI exercises both voting and dispositive power and since CPI is controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 204,000 shares of Common Stock acquired by VRF, VRF exercises both voting and dispositive power and since VRF is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 150,000 shares of Common Stock acquired by VRFC, VRFC exercises both voting and dispositive power and since the account of VRFC is managed by CCM which is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. With respect to the 65,000 shares of Common Stock acquired by GRS, GRS exercises both voting and dispositive power and since the account of GRS is managed by CCM which is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, controlled by Messrs. Evensen, Friedman and Julis and each of these Reporting Persons therefore exercises both voting and dispositive power with respect to the shares of Common Stock acquired by CPI, VRF, VRFC and GRS. Each of the Reporting Persons who is an individual exercises both voting and dispositive power over the shares of Common Stock acquired by them. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's shares of Common Stock.

          (c) Item 3 above sets forth by Reporting Person the amount of shares acquired and the aggregate purchase price of such shares. All of the transactions reflected in Item 3 above were effectuated on April 19, 1996. Except for the acquisition of shares reflected in Item 3 above, none of the Reporting Persons have effected any transaction in the Common Stock in the past 60 days.

          (d) No persons other than the Messrs. Evensen, Friedman and Julis, with respect to the shares held by CPI, VRF, VRFC, GRS and those shares held by them individually, or the other Reporting Persons, each with respect to the shares of Common Stock acquired by them, have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

          (e)  N/A

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except with respect to the Joint Filing Agreement among the Reporting Persons, a copy of which is being filed herewith as Exhibit D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons of any other persons with respect to the securities of the Issuer. CCM is the general partner of the general partner of VRF, and the investment advisor of GRS and VRFC, and as such has an interest in the profits of these entities.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A: Executive Officers, Directors and Members
          Exhibit B: Joint Venture Agreement of GRS Partners II
          Exhibit C: Assignment, Assumption and Amendment Agreement for GRS
                     Partners II
          Exhibit D: Joint Filing Agreement among the Reporting Persons dated the date hereof.

                              Page 18 of 34 Pages

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: April 26, 1996
                                    CPI SECURITIES L.P.
                                    By:  Canpartners Incorporated, its General
                                         Partner


                                      By:
                                         _______________________________________
                                         R. Christian B. Evensen, President

                                    CANPARTNERS INCORPORATED


                                    By:
                                       ________________________________________
                                       R. Christian B. Evensen, President

                                    VALUE REALIZATION FUND, L.P.

                                    By:  Canpartners Investments III, L.P., its
                                         General Partner
                                      By:  Canyon Capital Management, L.P., its
                                           General Partner
                                           By:  Canpartners Incorporated, its
                                                General Partner


                                                By:
                                                   ____________________________
                                                   R. Christian B. Evensen,
                                                   President

                                    VALUE REALIZATION FUND (CAYMAN), LTD.


                                    By:
                                       _________________________________________

                                    GRS PARTNERS II
                                    By:  Grosvenor Capital Management L.P., its
                                         Administrator
                                         By: Grosvenor Capital Management, Inc.,
                                             its General Partner

                                             By:
                                                 ______________________________
                                                 Paul Meister, Vice President


                                    ____________________________________________
                                    MITCHELL R. JULIS

                                    ___________________________________________
                                    JOSHUA S. FRIEDMAN

                                    ___________________________________________
                                    R. CHRISTIAN B. EVENSEN

                              Page 19 of 34 Pages

                                    ___________________________________________
                                    K. ROBERT TURNER


                                    ___________________________________________
                                    PATRICK DOOLEY


                                    ___________________________________________
                                    SCOTT IMBACH


                                    ___________________________________________
                                    MONICA YOUNG


                                    ___________________________________________
                                    DOUGLAS CLAMAN


                                    ___________________________________________
                                    MICHAEL MCCARTHY

                              Page 20 of 34 Pages

                                   EXHIBIT A
                   EXECUTIVE OFFICERS, DIRECTORS AND MEMBERS

     SDI SECURITIES 2, INC., a Nevada corporation
     232 Court Street
     Reno, Nevada 89501

               Mark S. Hoplamazian, President and Director
               Harold S. Handelsman, Vice President and Treasurer
               200 West Madison Street
               Chicago, Illinois 60606

               Paul A. Bible, Vice President, Secretary and Director 232 Court Street
               Reno, Nevada 89501

     INVESTMENT 2, L.L.C., an Illinois limited liability company
     333 West Wacker Drive, Suite 1600
     Chicago, Illinois 60606

               Members (each of the members has the same business address as Investment 2, L.L.C.):

               GROSVENOR MULTI-STRATEGY FUND, L.P., an Illinois limited partnership, the general partner of which is Grosvenor Capital Management, L.P., an Illinois limited partnership, the general partner of which is Grosvenor Capital Management, L.P., an Illinois corporation ("GCM"). The executive officers and directors of GCM are:

                    Richard Elden, President and Director
                    Michael J. Sacks, Vice President, Secretary and Director Stephen J. Malkin, Director

               RANGER DIVERSIFIED INVESTMENT FUND, L.P., a Delaware limited partnership, the general partner of which is Ranger Capital Management, L.P., a Delaware limited partnership, the general partner of which is Ranger Capital Corporation, a Delaware "S" corporation, whose sole officer and director is Stephen J. Malkin.

               WAVELAND PARTNERS, L.P., an Illinois limited partnership, the general partner of which is Waveland Capital Management, L.P., an Illinois limited partnership, the general partner of which is Clincher Capital Corporation, an Illinois corporation ("CCC"). The executive officers and directors of CCC are:

                    Stephen J. Malkin, Chairman of the Board of Directors Michael J. Sacks, Chief Executive Officer and Director David S. Richter, President, Secretary, Treasurer and
                      Director

                              Page 21 of 34 Pages

                                GRS PARTNERS II


               JOINT VENTURE AGREEMENT ("Agreement") dated as of December 17, 1993, by and among GROSVENOR MULTI-STRATEGY FUND, L.P. ("Grosvenor"), RANGER DIVERSIFIED INVESTMENT FUND, L.P. ("Ranger") and SDI SECURITIES 2, INC. ("SDI") (individually a "Partner" and together the "Partners").

                                    GENERAL
                                    -------

               1.  Name.  The name of the joint venture shall be GRS Partners
                   ----
     II (the "Joint Venture").

               2.  Principal Place of Business.  The principal place of
                   ---------------------------
     business of the Joint Venture shall be at 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

               3.  Objective.  The objective of the Joint Venture is to
                   ---------
     identify and invest capital with investment managers ("Managers"); provided that the Joint Venture shall at no time have an investment with more than one Manager.

               4.  Authority of Joint Venture.  The Joint Venture is empowered
                   --------------------------
     and authorized to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of its purposes and for the protection and benefit of the Joint Venture.

               5.  Authority of Partners.  Nothing herein contained shall be
                   ---------------------
     construed to require any person to inquire as to the authority of any Partner or Grosvenor Capital Management, L.P. (the "Administrator") to act on behalf of the Joint Venture within the scope of this Agreement.

               6.  Interest in Other Transactions.  Nothing in this Agreement
                   ------------------------------
     shall prohibit any Partner from buying or selling securities, commodity interests or currency interests for its own account, including securities, commodity interests or currency interests which are the same as or different from those held by a Manager, and neither the Joint Venture nor any other Partner shall have any interest therein or in the profits therefrom; provided that no Partner as principal shall buy or sell securities, commodity interests or currency interests from or to the Joint Venture (it being understood that contributing capital or withdrawing capital in kind shall not be prohibited).

               7.  Personal Property.  Each Partner's interest in the Joint
                   -----------------
     Venture shall be personal property for all purposes. All property owned by the Joint Venture shall be deemed owned by the Joint Venture as an entity, and no Partner shall have any ownership of such property.

                          INVESTMENTS AND WITHDRAWALS
                          ---------------------------

               8. Investments.  Subject to Section 3 hereof, the Joint
                  -----------
     Venture shall invest capital in managed accounts with such Managers as agreed unanimously from time to time by the Partners. The agreement of the Partners shall be evidenced by a certificate in the form of Exhibit A hereto, or such other form adopted by the Partners. Once a Manager is agreed upon, any Partner may upon ten days written notice to the other Partners contribute capital to the Joint Venture for investment with such Manager in an amount determined by such Partner, subject to capacity and liquidity constraints imposed by such Manager.

               9. Withdrawals.  Any Partner may withdraw capital unilaterally
                  -----------
     from the Joint Venture at any time upon written notice to the other Partners, subject to the liquidity constraints imposed by the current Manager. Such notice must be given at least ten days prior to the last available withdrawal notice date for the current Manager. The Joint Venture shall also withdraw all capital from the current Manager in order to effect the termination of the Joint Venture. Withdrawals shall be made in cash or, at the option of the Partner(s) making the withdrawal, in securities or other positions held in the managed account with the current Manager, subject to the Manager's advisory agreement, any restrictions on the transferability of securities and applicable law (such securities or other positions being valued by the Administrator in accordance with such advisory agreement).

                              Page 22 of 34 Pages

               10.  Distributions.  The Joint Venture shall not make any
                    -------------
     distributions to the Partners except as unanimously agreed by the Partners. However, each Partner may withdraw capital in accordance with Section 9.

               11.  Administrator.  Each Partner hereby appoints Grosvenor
                    -------------
     Capital Management, L.P. as its true and lawful attorney-in-fact and the Joint Venture's Administrator to take all action (including negotiation of fees and wiring of funds) and complete, execute and deliver all documentation (including advisory and brokerage agreements) necessary or desirable to effect investments and withdrawals and to carry out the purposes of the Joint Venture. The Administrator may be removed or replaced by a majority vote of all Partners (with each Partner having one vote).

               12.  Borrowings Prohibited.  The Joint Venture may not incur any
                    ---------------------
     indebtedness for money borrowed or guaranty, endorse or become contingently liable upon the obligation of any other person (it being understood that this provision shall not prohibit a Manager from trading securities on margin or otherwise using leverage in accordance with its trading strategy).

                               FINANCIAL MATTERS
                               -----------------

               13.  Allocations of Income and Loss.  Each Partner shall have a
                    ------------------------------
     capital account, the initial balance of which shall consist of such Partner's initial contribution to the Joint Venture. Income and loss shall be credited or charged as of the end of each calendar year (as well as at the end of such intervening accounting periods as the Administrator shall determine) to the capital account of each Partner in the ratio that the balance of each account bears to the balance of all such accounts.

               14.  Capital Contributions.  The Partners may contribute capital
                    ---------------------
     as specified in Section 8 hereof and shall also contribute capital to the Joint Venture as they unanimously determine from time to time to be necessary or desirable for its operation. Capital shall be contributed in cash or, if agreed by all Partners, in the form of securities or other positions held in an existing managed account with the proposed Manager (which securities or other positions shall be valued by the Administrator in accordance with the existing advisory agreement with the Manager).

               15.  No Salaries.  No compensation or salaries shall be paid by
                    -----------
     the Joint Venture to any person. The Joint Venture shall have no employees.

               16. Expenses.  The Joint Venture shall pay its own transactional
                   --------
     expenses, including but not limited to brokerage commissions, interest, insurance and custody expense, and fees and expenses of Managers. The Joint Venture shall also pay its own routine operating expenses, including but not limited to legal, accounting, audit and tax preparation fees and expenses, except that the Administrator shall pay any such routine operating expenses in excess of $15,000 per year. Finally, the Joint Venture shall pay any taxes, litigation or other extraordinary expenses. The Joint Venture shall not bear any overhead expenses of any Partner.

                           TAX AND ACCOUNTING MATTERS
                           --------------------------

               17.  Partnership Taxation.  The parties intend that the Joint
                    --------------------
     Venture shall be treated as a "partnership" for federal, state and local income and franchise tax purposes, and the parties agree to take all action, including the amendment of this Agreement and the execution of other documents as may be required, to qualify for and receive such tax treatment.

               18.  Tax Matters Partner.  Grosvenor is hereby designated as
                    -------------------
     Tax Matters Partner of the Joint Venture.

               19.  Allocation of Profits and Losses for Tax Purposes. The net
                    -------------------------------------------------
profits and losses of the Joint Venture shall be allocated among the Partners for tax purposes in the same manner as income and loss are allocated pursuant to
Section 13 hereof, so long as such allocations are consistent with the requirements of the Internal Revenue Code of 1986.

                              Page 23 of 34 Pages

               20.  Tax Elections, Etc.   The Administrator shall determine and
                    -------------------
     make all necessary tax elections on behalf of the Joint Venture.

               21.  Books.  The Joint Venture shall maintain its books and
                    -----
     records in accordance with generally accepted accounting principles, except as otherwise unanimously agreed by the Partners. The Administrator shall be responsible for maintaining such books and records at the office of the Joint Venture in Chicago, Illinois.

               22.  Bank Accounts, Etc.   The Administrator shall be
                    -------------------
     responsible for maintaining all bank accounts of the Joint Venture. The Joint Venture's accounts shall be maintained in the name of the Joint Venture.

               23.  Audit.  The financial statements of the Joint Venture
                    -----
     shall be audited each year by independent certified public accountants selected by the Administrator.

               24.  Fiscal Year.  The fiscal year of the Joint Venture shall
                    -----------
     be the calendar year.

                               REGULATORY MATTERS
                               ------------------

               25.  Compliance with Laws.  Each Partner agrees to comply with
                    --------------------
     all applicable laws and regulations to the extent that not doing so might have a material and adverse effect on the Joint Venture.

               26.  Regulatory Status.  The Joint Venture will operate as a
                    -----------------
     general partnership and will in no event issue any securities.


                           LIABILITY; INDEMNIFICATION
                           --------------------------

               27.  Standard of Liability.  No Partner or the Administrator
                    ---------------------
     shall be liable to the Joint Venture or any other Partner for any acts or omissions in connection with Joint Venture matters unless such acts or omissions are attributable to fraud, gross negligence or willful misconduct.

               28.  Right to Indemnification.  Except as prohibited by law,
                    ------------------------
     each Partner and the Administrator shall be entitled to indemnification by the Joint Venture against expenses and any liability paid or incurred by it in connection with any claim, action, suit or proceeding in connection with an action taken or omitted to be taken by it on behalf of or in connection with the Joint Venture in the good faith belief that such action was in, or not opposed to, the best interests of the Joint Venture, so long as such action or omission is not in violation of the provisions hereof and does not constitute fraud, gross negligence or willful misconduct; provided that if the assets of the Joint Venture are insufficient to satisfy any such indemnification obligation, each Partner shall be responsible for satisfying only such percentage of the remaining indemnification obligation equal to its percentage equity interest in the Joint Venture on the date the indemnification obligation arose.

                           WITHDRAWAL AND TERMINATION
                           --------------------------

               29.  Withdrawal, Dissolution or Bankruptcy.  Any Partner may
                    -------------------------------------
     withdraw from the Joint Venture at any time upon written notice to the other Partners, subject to the liquidity constraints imposed by the current Manager. Such notice must be given at least ten days prior to the last available withdrawal notice date for the current Manager. In addition, in the event a majority of the Partners (with each Partner having one vote) desire to change Managers and the remaining Partner(s) refuse to consent to such change, such majority Partners may require the withdrawal of such remaining Partner(s) upon at least thirty days' written notice to such Partner(s) to such effect. Withdrawal, dissolution or bankruptcy of a Partner shall terminate this Agreement and the Joint Venture shall be dissolved unless there are at least two remaining Partners which elect to continue the Joint Venture.

               30.  Effect of Withdrawal, Dissolution or Bankruptcy.  If a
                    -----------------------------------------------
     Partner withdraws or is required to withdraw or is dissolved or becomes bankrupt and the remaining Partners elect to continue the Joint Venture, the Joint Venture shall withdraw sufficient capital from the current Manager to effect the withdrawal of such Partner as promptly as practicable, subject to Section 33 hereof and the liquidity constraints imposed by such Manager.

                              Page 24 of 34 Pages

     Withdrawals shall be made in cash, or, in accordance with the last sentence of Section 9, in securities or other positions.

               31.  Termination.  The Partners may terminate this Agreement
                    -----------
     and dissolve the Joint Venture at any time by unanimous consent.

               32.  Accounting Upon Dissolution.   The Administrator shall
                    ---------------------------
     wind up the affairs of the Joint Venture upon dissolution in accordance with all applicable law. Upon dissolution, the Joint Venture's assets shall be distributed in accordance with the Partner's respective capital accounts.

               33.  Manager Slots.  Upon a change in Managers, the
                    -------------
     withdrawal of a Partner or termination of this Agreement, the right to maintain a managed account with a Manager shall revert to the Partner that provided the Manager.

                                 MISCELLANEOUS
                                 -------------

               34.  Nature of Partnership.  The Joint Venture is a general
                    ---------------------
     partnership in which all Partners are active participants.

               35.  Meetings.  Any Partner may call a meeting of the Partners
                    --------
     at any time upon thirty days' written notice to the other Partners specifying the date, time (during regular business hours), place (in Chicago, Illinois) and purpose of the meeting (subject to rescheduling of such meeting within the next thirty days if the representative(s) of any Partner are unavailable on the proposed date). A meeting may be attended by telephone or proxy. Notwithstanding the foregoing, any action required or authorized under this Agreement may be taken in accordance with this Agreement without a meeting.

               36.  Notices.  All notices required or permitted to be given
                    -------
     pursuant to this Agreement shall be given in writing, shall be transmitted by personal delivery, by registered or certified mail, return receipt requested, postage prepaid, or by facsimile or other electronic means and shall be addressed as follows:

                    (i)       if to Grosvenor, to:

                              Grosvenor Multi-Strategy Fund, L.P.
                              c/o Grosvenor Capital Management, L.P.
                              333 West Wacker Drive
                              Suite 1600
                              Chicago, Illinois  60606
                              Attention:  Mr. Richard Elden

                    (ii)      if to Ranger, to:

                              Ranger Diversified Investment Fund, L.P.
                              c/o Ranger Capital Management, L.P.
                              333 West Wacker Drive
                              Suite 1610
                              Chicago, Illinois  60606
                              Attention:  Mr. Stephen J. Malkin


                    (iii)     If to SDI, to:

                              SDI Securities 2, Inc.
                              232 Court Street
                              Reno, Nevada 89501

                              with a copy to:

                              Page 25 of 34 Pages

                              SDI Securities 2, Inc.
                              200 West Madison Street
                              Suite 3800
                              Chicago, Illinois  60606
                              Attention:  Harold Handelsman, Esq.

               37.  Waivers and Amendments.  This Agreement may be amended,
                    ----------------------
     superseded, canceled, terminated, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by all parties or, in the case of a waiver, by the party waiving compliance.

               38.  Binding Effect.  This Agreement shall be binding upon
                    --------------
     and inure to the benefit of the parties and their respective successors and legal representatives.

               39.  No Assignment, Except to Affiliates.  None of the parties
                    -----------------------------------
     hereto may assign or transfer their interests herein; provided that any party may assign its interest to any affiliate of such party without, however, relieving such party of liability for the satisfactory discharge of such party's obligations hereunder by such affiliate.

               40.  Survival.  The indemnity  provisions of this Agreement shall
                    --------
     survive the termination of this Agreement for a period of three years thereafter; the provisions of this Agreement which by their terms continue in effect or become effective following the termination of this Agreement shall survive as indicated therein; and all obligations to settle accounts hereunder shall survive until such settlement is effected.

               41.  Further Assurances.  The parties hereto shall execute,
                    ------------------
     deliver and acknowledge such documents and take such actions as may be reasonably required to consummate the transactions contemplated hereby.

               42.  Headings.  The headings in this Agreement are for
                    --------
     reference only, and shall not affect the interpretation of this Agreement.

               43.  Entire Agreement.  This Agreement is the entire agreement
                    ----------------
     among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement of the parties with respect thereto.

               44.  Counterparts.  This Agreement may be executed by the
                    ------------
     parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

               45.  Relationship to Other Agreement.  The investment by SDI in
                    -------------------------------
     the Joint Venture shall be considered part of the "Account," as such term is defined in the Advisory and Consulting Agreement dated as of November 19, 1993 between SDI Inc. and Grosvenor Capital Management, L.P.

               46.  Governing Law and Forum.  This Agreement shall be governed
                    -----------------------
     by and construed in accordance with the laws of the State of Illinois. The parties hereby waive any right that they may have with respect to the partition of any Joint Venture property or asset. Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted in a federal court of the Northern District of Illinois and each party agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party further irrevocably submits to the jurisdiction of such court in any such action, suit or proceeding. Any and all service of process and any other notice in any such action, suit or proceeding shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law.

               47.  New Partners.  New partners of the Joint Venture may be
                    ------------
     admitted only with the unanimous approval of the Partners.

                              Page 26 of 34 Pages

                            *     *     *     *   *

               IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

     RANGER DIVERSIFIED                  GROSVENOR MULTI-STRATEGY
      INVESTMENT FUND, L.P.               FUND, L.P.

By: Ranger Capital Management, L.P.,   By:  Grosvenor Capital Management, L.P.,
         General Partner                         General Partner

By: Ranger Capital Corporation,        By:  Grosvenor Capital Management, Inc.
         General Partner                          General Partner


By: ___________________________________     By:  ______________________________
    Name:  Stephen J. Malkin                      Name:  Paul Meister
    Title: President                              Title: Vice President

SDI SECURITIES 2, INC.


By:  ______________________________
     Name:  Harold Handelsman
     Title: Vice President

                              Page 27 of 34 Pages

                           ACCEPTANCE OF APPOINTMENT
                      AS ADMINISTRATOR OF GRS PARTNERS II


              The undersigned hereby accepts its appointment as Administrator of GRS Partners II (the "Joint Venture") and agrees to use its best efforts to carry out its responsibilities as such in the best interests of the Joint Venture.


                                    GROSVENOR CAPITAL MANAGEMENT, L.P.


                                    By:  Grosvenor Capital Management, Inc.,
                                         General Partner

                                         By:  _______________________________
                                            Name:  Paul Meister
                                            Title: Vice President


     Dated as of December 17, 1993

                              Page 28 of 34 Pages

                                                                       EXHIBIT A
                                                                       ---------

                              MANAGER CERTIFICATE

              The undersigned Partners of GRS Partners II hereby agree to open an account with the Manager referenced below on the date set forth below and hereby instruct Grosvenor Capital Management, L.P. to take such action as it deems necessary or desirable in such regard.

              Name of                       Effective         Slot
              Manager                       Date              Provider
              -------                       ------            --------



     RANGER DIVERSIFIED                  GROSVENOR MULTI-STRATEGY
      INVESTMENT FUND, L.P.                 FUND, L.P.

  By:  Ranger Capital Management, L.P.,  By:  Grosvenor Capital Management,L.P.,
          General Partner                        General Partner

  By:  Ranger Capital Corporation,       By:  Grosvenor Capital Management,Inc.,
          General Partner                        General Partner


  By:  ______________________________    By:  ______________________________
       Name:                                  Name:
       Title:                                 Title:


  SDI SECURITIES 2, INC.


  By:  ______________________________
       Name:
       Title:

                              Page 29 of 34 Pages

                                   EXHIBIT C

                 ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT
                              FOR GRS PARTNERS II


               This Assignment, Assumption and Amendment Agreement (the "Assignment Agreement") dated as of June 1, 1994 (the "Assignment Date") is among Grosvenor Multi-Strategy Fund, L.P. ("Grosvenor"), Ranger Diversified Investment Fund, L.P. ("Ranger"), SDI Securities 2, Inc. ("SDI") and Investment 2 L.L.C. ("Assignee").

               WHEREAS, Grosvenor, Ranger and SDI entered into a Joint Venture Agreement dated as of December 17, 1993 (the "Agreement") with respect to GRS Partners II (the "Joint Venture"); and

               WHEREAS, each of Grosvenor and Ranger wishes to assign to Assignee the Agreement and all of its rights and obligations under the Agreement, and the other parties have agreed to and consent to each such transfer.

               NOW THEREFORE, for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

               1. Each of Grosvenor and Ranger hereby transfers, assigns and delegates to the Assignee the Agreement and all of its rights and obligations under the Agreement, whether now existing or hereafter arising. The Assignee hereby accepts and assumes the Agreement and all of the rights and obligations of Grosvenor and Ranger under the Agreement, whether now existing or hereafter arising.

               2. SDI and Ranger hereby consent to the transfer, assignment and delegation by Grosvenor to the Assignee and SDI and Grosvenor hereby consent to the transfer, assignment and delegation by Ranger to the Assignee as set forth above. Grosvenor, Ranger and SDI hereby unconditionally release each other from any obligations or liabilities under the Agreement, except with respect to any antecedent breach or liability of the other occurring prior to the Assignment Date. SDI hereby agrees to admit the Assignee as a partner of the Joint Venture as of the Assignment Date.

               3. The third sentence of Section 29 of the Agreement and the words "or is required to withdraw" in the first sentence of Section 30 of the Agreement shall be deleted.

               4. The Assignee shall be the Tax Matters Partner of this Joint Venture.

               5. Notices to the Assignee shall be sent to it care of Grosvenor at the address set forth in the Agreement.

               6. The Manager Certificate attached to the Agreement shall be replaced by Exhibit A hereto.

               7. This Assignment Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

               8. This Assignment Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be and hereby is an original; such counterparts, together, shall constitute one and the same agreement.

               9. Except as otherwise modified herein, the Agreement remains in full force and effect in accordance with its terms.

                              Page 30 of 34 Pages

               IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed and delivered by their respective authorized persons as of the date first appearing above.

RANGER DIVERSIFIED                      GROSVENOR MULTI-STRATEGY
 INVESTMENT FUND, L.P.                   FUND, L.P.

By:  Ranger Capital Management, L.P.,   By:  Grosvenor Capital Management, L.P.,
     General Partner                         General Partner

By:  Ranger Capital Corporation,        By:  Grosvenor Capital Management, Inc.,
     General Partner                         General Partner

By:  ______________________________     By:  _________________________________
     Name: Stephen J. Malkin                 Name:    Paul Meister
     Title:  President                       Title:   Vice President

SDI SECURITIES 2, INC.                  INVESTMENT 2 L.L.C.


By:  ______________________________     By:  Grosvenor Multi-Strategy Fund, L.P.
        Name: Mark S. Hoplamazian
        Title:  Vice President          By:  Grosvenor Capital Management, L.P.
                                             General Partner

                                        By:  Grosvenor Capital Management, Inc.
                                             General Partner

                                        By:  _________________________________
                                             Name:  Paul Meister
                                             Title:  Vice President

                              Page 31 of 34 Pages

                                   EXHIBIT A
                                   ---------

                              MANAGER CERTIFICATE

              The undersigned Partners of GRS Partners II hereby agree to open an account with the Manager referenced below on the date set forth below and hereby instruct Grosvenor Capital Management, L.P. to take such action as it deems necessary or desirable in such regard.

               Name of              Effective           Slot
               Manager              Date                Provider
               -------              ----------          --------



     SDI SECURITIES 2, INC.              INVESTMENT 2, L.L.C.


     By:  ______________________________ By:  ________________________________
          Name:                               Name:
          Title:                              Title:

                              Page 32 of 34 Pages

                                   EXHIBIT D
                             JOINT FILING AGREEMENT
  (Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended)

          Each of the undersigned hereby agrees to be included in the filing of the Schedule 13D dated April 26, 1996 and any subsequent amendments hereto, relating to the shares of Common Stock, par value $.01 per share, of MAI Systems Corporation, a Delaware corporation, beneficially owned by each of the undersigned.

April 26, 1996
                                    CPI SECURITIES L.P.
                                    By:  Canpartners Incorporated, its General
                                         Partner


                                         By:
                                            ___________________________________
                                            R. Christian B. Evensen, President

                                    CANPARTNERS INCORPORATED


                                    By:
                                       ________________________________________
                                       R. Christian B. Evensen, President

                                    VALUE REALIZATION FUND, L.P.
                                    By:  Canpartners Investments III, L.P., its
                                         General Partner
                                         By:  Canyon Capital Management, L.P.,
                                              its General Partner
                                               By:  Canpartners Incorporated,
                                                    its General Partner


                                             By:
                                                ________________________
                                                R. Christian B. Evensen,
                                                       President

                                    VALUE REALIZATION FUND (CAYMAN), LTD.


                                    By:
                                    ____________________________________________

                                    GRS PARTNERS II
                                    By:  Grosvenor Capital Management L.P., its
                                         Administrator
                                         By: Grosvenor Capital Management, Inc.,
                                             its General Partner


                                             By:
                                                _______________________________
                                                Paul Meister, Vice President


                                    ___________________________________________
                                    MITCHELL R. JULIS


                                    ___________________________________________
                                    JOSHUA S. FRIEDMAN


                                    ___________________________________________
                                    R. CHRISTIAN B. EVENSEN

                              Page 33 of 34 Pages

                                    ___________________________________________
                                    K. ROBERT TURNER


                                    ___________________________________________
                                    PATRICK DOOLEY


                                    ___________________________________________
                                    SCOTT IMBACH


                                    ___________________________________________
                                    MONICA YOUNG


                                    ___________________________________________
                                    DOUGLAS CLAMAN


                                    ___________________________________________
                                    MICHAEL MCCARTHY

                              Page 34 of 34 Pages